

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail
John J. Dunn, Jr.
Executive Vice President,
Corporate Chief Financial Officer
American National Insurance Company
One Moody Plaza
Galveston, Texas 77550-7999

Re: American National Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 2, 2011
File No. 001-34280

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 8. Financial Statements and Supplementary Data

Balance Sheet, page 91

1. Please confirm to us that in future filings, starting with your Form 10-K for the Fiscal Year Ended December 31, 2011, you will state parenthetically in the balance sheet (a) the basis of determining the amounts shown for investments in the balance sheet and (b) as to fixed maturities and equity securities either aggregate cost or aggregate value at the balance sheet date, whichever is the alternative amount of the carrying value in the balance sheet. Refer to Note (1) of Rule 7-03(a)1 of Regulation S-X.

Notes to the Consolidated Financial Statements
3. Investments, page 105

1. Regarding unrealized losses of 12 months or more on equity securities at both December 31, 2009 and 2010, please tell us the evidence you had at the date of filing that a recovery would occur notwithstanding an ability and intent to hold the security until a market price recovery. Also, for any unrealized losses on equity securities at September 30, 2011, please tell us the amount and duration of the unrealized loss and why, for each, you believe an other than temporary impairment is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant